SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                       Under the Securities Exchange Act of 1934


                         AMERICAN STATES FINANCIAL CORPORATION
                                  (Name of Issuer)

                                    Common Stock
                              (Title of Class of Securities)

                                        None
                                    (CUSIP Number)

                         Dennis L. Schoff, Assistant General Counsel
                                  Lincoln National Corporation
                       200 East Berry Street, Fort Wayne, Indiana 46802
                                      Phone: 219/455-1263
                   (Name, Address and Telephone Number of Person Authorized to
                               Receive Notices and Communications)

                                      May 29, 1996
                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is being paid with this Statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:   See Rule 13d-1(a) for other parties to whom copies are
to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting
     Person:

     Lincoln National Corporation            35-1140070

2.   Check the Appropriate Box if a Member of a Group (See instructions)

     (a) [ ]
     (b) [ ]

3.   SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.   Source of Funds (See instructions)

     WC

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) [   ]

6.   Citizenship or Place of Organization: Indiana

Aggregate Amount of Shares Beneficially
Owned by Reporting Person with:

      7.  Sole Voting Power: 50,000,000

      8.  Shared Voting Power: 0

      9.  Sole Dispositive Power: 50,000,000

      10. Shared Dispositive Power: 0

11.  Aggregate Amount Beneficially Owned by Reporting Person: 50,000,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [   ]

13. Percent of Class Represented by Amount in Row (11): 83.3% (81.3% if the entire overallotment is exercised)

14.  Type of Reporting Person (See instructions)

     HC

Item 1.   Security and Issuer

          Title of Securities:  Common Stock

          Name and Address of Issuer:

          American States Financial Corporation
          500 North Meridian Street
          Indianapolis, IN 46204

Item 2.   Identity and Background

          (a) Name

Lincoln National Corporation is incorporated under the laws of the State of Indiana.

          (b) Address

The principal office and business address of Lincoln National Corporation is 200 East Berry Street, Fort Wayne, Indiana 46802.

          (c) Principal Business

Lincoln National Corporation is a holding company whose operating subsidiaries are primarily engaged in the insurance and financial services businesses.

          (d)-(e) Legal Proceedings

During the last five years, Lincoln National Corporation has not been convicted in any criminal proceeding nor has it become subject to final judgment, decree or order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws or finding any violation with respect to such laws.

          (f) Citizenship

Not applicable.


Item 3.   Source and Amount of Funds or Other Consideration

Lincoln National Corporation subscribed for one share of Common Stock of the Issuer on February 5, 1996 and paid $100.00 cash for the share. On May 16, 1996, Lincoln National Corporation subscribed for an additional 49,999,999 shares of Common Stock of the Issuer and, in exchange for such stock and other consideration, transferred to the Issuer 1,000,000 shares of the common capital stock of American States Insurance Company, representing all of its issued and outstanding capital stock. The 50,000,000 shares of Common Stock of the Issuer represented all of the issued and outstanding shares of Common Stock of the Issuer prior to the initial public offering of Common Stock of the Issuer on May 29, 1996.


Item 4.   Purpose of Transaction

The purpose of the transaction was for Lincoln National Corporation ("LNC") to establish a new holding company for purposes of the initial public offering by such company (the "Issuer") of its Common Stock. This offering was to be of newly issued shares of the Issuer constituting no more than 20% of its total outstanding Common Stock.

     (a)  Acquisition or disposition of securities of the Issuer

On May 29, 1996 the Issuer completed a primary initial public offering ("IPO") of 10,000,000 newly issued shares of Common Stock of the Issuer, thereby reducing LNC's ownership percentage of the Issuer from 100% to 83.3% of the total outstanding shares of Common Stock of the Issuer. The Issuer has also granted to the underwriters of the IPO an overallotment option of an additional 1,500,000 shares. Such option must be exercised within 30 days of the IPO and, if exercised, LNC's ownership percentage will be reduced to 81.3%. All the shares of the Issuer held by LNC are "restricted securities" as defined in Rule 144 under the Securities Act and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration. In addition, LNC agreed not to sell or otherwise dispose of any of the Issuer's Common Stock for a period of 120 days after May 22, 1996 without the prior written consent of the lead underwriter
(see Exhibit I). Following the 120 day period, pursuant to a Registration Rights Agreement (see Exhibit II) with the Issuer dated May 29, 1996, LNC has the right to demand registration under the Securities Act of shares of Common Stock owned by it and to have shares of Common Stock owned by it included in future registered public offerings of Common Stock by the Issuer.

LNC currently intends to maintain ownership of the shares of Common Stock of the Issuer described herein, however, business and investment objectives may cause LNC to divest some or all of its remaining interest in the Issuer.

     (b)  Extraordinary corporation transactions

          None.

     (c)  Sale of material amount of assets of the issuer

          None.

     (d)  Change in present board of directors or management

          None.

     (e)  Material change in capitalization or dividend policy

          None.

     (f)  Material change in the issuer's business

          None.

     (g)  Changes in the issuer's charter or by-laws

          None.

     (h)  Delisting or similar act

          None.

     (i)  Termination of registration

          None.

     (j)  Similar action

          None.

Item 5.   Interest in Securities of the Issuer

     (a)  Beneficial ownership: See Nos. 11 and 13 on cover page.

     (b)  Voting and dispositive power: See Nos. 7 through 10 on cover page

     (c)  Description of recent transactions:

          2/5/96 Lincoln National Corporation subscribed for one share of Common Stock of the Issuer and paid $100 cash therefor.

          5/16/96 Lincoln National Corporation subscribed for 49,999,999 shares of Common Stock of the Issuer and paid for the stock by transferring to the Issuer 1,000,000 shares of capital stock of American States Insurance Company, representing all of the issued and outstanding stock of that company.

     (d)  Other persons with rights to receive dividends or proceeds: None

     (e)  Date reporting person ceased ownership of more than 5%: N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lincoln National Corporation ("LNC") agreed not to sell or otherwise dispose of any of the Issuer's Common Stock owned by LNC for a period of 120 days after May 22, 1996 without the prior written consent of the lead underwriter (see Exhibit I).

Following the 120 day period as stated above, pursuant to a Registration Rights Agreement (see Exhibit II) with the Issuer dated May 29, 1996, LNC has the right to demand registration under the Securities Act of shares of Common Stock owned by it and to have shares of Common Stock owned by it included in future registered public offerings of Common Stock by the Issuer.


Item 7.   Material to be Filed as Exhibits

Exhibit I      Purchase Agreements
Exhibit II     Registration Rights Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

                              LINCOLN NATIONAL CORPORATION

6/3/96                             /s/Robert A. Anker
__________________            By:_______________________________________
Date                              Name/Title: Robert A. Anker, President